Coca-Cola İçecek

RECEIVED

2008 JUN -3 P 9:17

FFICE OF INTERNATIONAL CORPORATE FINANCE

FILE 82-35049

08002991

May 30, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on May 29, 2008.

Coca-Cola Icecek's ("CCI") Board of Directors, at its meeting on May 29, 2008, approved the signing of a Memorandum of Understanding for the acquisition of certain assets, licenses and rights relating to the water business of Sandras Natural Source Water Company ("Sandras"), a Kalkavan Group company. The definitive terms of the transaction is subject to the satisfaction of certain legal, financial, technical and operational conditions and valuations.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

PROCESSED

JUN 05 2008

THOMSON REUTERS

dlw 6/4

END

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 8[illegible]